J Sainsbury plc

RECEIVED
2005 MAR -7 P 3:28

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 22 February 2005


05006257

SUPPL

Dear Sir

Shareholding In Company

Please find enclosed copies of the above announcements made to the London Stock Exchange on 22 February 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

Enc

J Sainsbury plc

J Sainsbury plc received notification today that the Trustees of the Gatsby Charitable Foundation have decreased their reportable interest in the Company.

As a result the reportable interest held by Judith Portrait has decreased to 21 per cent instead of 23 percent as previously reported. Christopher Stone and Andrew Cahn have decreased their holding and no longer hold a reportable interest in the Company.

Enquiries:

Investor Relations
+44 (0) 20 7695 7162
Lynda Ashton

Media
+44 (0) 20 7695 6127
Pip Wood

End

For information purposes, notes received from the Gatsby Charitable Foundation are attached

1. Share sale

The Trustees of the Gatsby Charitable Foundation (**"the Foundation"**) have notified J Sainsbury plc that they have sold 45 million shares from their holding of the Company's shares. This share sale has been made in accordance with the Foundation's established practice of ensuring that it has sufficient liquid funds to meet its grant-making obligations at the time that it makes grants. The Foundation has a continuing grant-making programme and is today announcing the decision in principle to make a major donation of approximately £45 million to Cambridge University for the establishment of a new Institute for the study of plant diversity and development. This is in addition to its continuing support for the Sainsbury Laboratory for the study of plant molecular pathology at the John Innes Institute in Norwich.

As a result of this transaction, the liquid funds available to the Foundation to support grants will increase by approximately £130 million. A copy of the Trustees' formal notification of changes to their interests in the Company's share capital is attached to this announcement: as a result of the sale each of the Trustees' holdings has reduced by approximately 3 per cent.

2. The Gatsby Charitable Foundation

The Foundation was created by Lord Sainsbury of Turville in 1967 and is one of 20 Sainsbury family charitable trusts which share an administrative office.

Since its creation, the Foundation has made grants of more than £400 million and has committed to future donations of more than £100 million.

The Foundation makes grants within the following categories:-

* technical education - grants paid 2000 to 2004 - £39 million
* plant science - grants paid 2000 to 2004 - £19 million
* cognitive neuroscience - grants paid 2000 to 2004 - £7 million
* mental health - grants paid 2000 to 2004 - £13 million
* disadvantaged children - grants paid 2000 to 2004 - £19 million
* local economic renewal - grants paid 2000 to 2004 - £2 million
* Africa - grants paid 2000 to 2004 - £14 million
* the arts - grants paid 2000 to 2004 - £12 million
* economic and social research - grants paid 2000 to 2004 - £4 million

Within these categories, the Foundation makes grants for projects which it judges to have particular merit. Many of the grants are for projects which the Foundation has helped to initiate and has supported for many years. Generally, Gatsby does not make grants in response to unsolicited applications nor to individuals.

While Lord Sainsbury remains a Government Minister, he does not participate in the grant-making decisions of Gatsby.

3. **The new Institute for the study of plant diversity and development**

The proposal envisages a significant international centre with a scientific focus on the mechanisms of plant development and the diversity of biological forms that this development naturally creates. This is a natural progression of the Foundation's interest and track record in this area. In particular, in 1987 the Foundation established the Sainsbury Laboratory for Plant Molecular Pathology at the John Innes Centre in Norwich. The Laboratory has subsequently established itself as one of the world's leading research centres for plant disease.

Enquiries:

Gatsby Charitable Foundation	Michael Pattison, Director 020 7410 0330
University of Cambridge	Peter Agar, Development Director 01223 333 161/2

NOTICE TO J SAINSBURY PLC

Judith Portrait, Christopher Stone and Andrew Cahn hereby notify J Sainsbury plc (**"the Company"**) the following changes to their interests in shares (**"relevant shares"**) comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985):-

(i) as joint Trustees of a charitable trust known as the Gatsby Charitable Foundation they have sold 45,000,000 shares in the Company which will result in a reduction from 87,517,867 to 42,517,867 of the number of relevant shares subject to the charitable trust. Prior to the sale, Judith Portrait and Christopher Stone were the registered holders, as Trustees, of such 87,517,867 shares in the Company;

(ii) none of the interests of Judith Portrait, Christopher Stone or Andrew Cahn in the 42,517,867 shares referred to in (i) above are interests by virtue of Section 208(5), Companies Act 1985; and

(iii) following the sale mentioned in (i) above, including the 42,517,867 relevant shares in which they continue to be jointly interested as mentioned in (i) above, each of them is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait	-	21% (358,151,559 shares in aggregate)
Christopher Stone	-	Under 3%
Andrew Cahn	-	Under 3%